Exhibit 99.7

20 YEARS Proud history. Exciting future. 1994•2014 844 Don Mills Road, Toronto, Ontario Canada M3C 1V7 www.celestica.com Celestica Safe Harbor and Fair Disclosure Statement: This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including: expected future business opportunities; our current expectations regarding the realization of the expected benefits of our acquisitions; our financial and operational goals and priorities; and other statements relating to our future strategies, plans, objectives and goals, as well as our future operational or financial results, cash flow performance and financial position. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “could”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities laws. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, among others: our customers’ ability to compete and succeed in the marketplace with the products we manufacture; price and other competitive factors generally affecting the electronics manufacturing services industry; the effects of price and other competitive factors generally affecting the electronics manufacturing services industry; managing our operations and our working capital performance during current economic conditions; responding to rapid changes in demand and changes in our customers’ outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base, including the extent and timing of replacing revenue from lost programs or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of world or local events outside our control; retaining or expanding our business due to execution problems relating to the ramping of new programs; delays in the delivery and availability of components, services and materials; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; managing our global operations; increasing income taxes, increased levels and scrutiny of tax audits globally, and defending our tax positions or meeting the conditions of tax incentives and credits; successfully implementing and completing our restructuring plans and integrating our acquisitions; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any U.S. government shutdown or delay in the increase of the U.S. government debt ceiling; and compliance with applicable laws, regulations and social responsibility initiatives. These and other risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Administrators, or by contacting Celestica Investor Relations at clsir@celestica.com. Our forward-looking statements are based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which may involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability; operational and financial matters including the extent, timing and costs of replacing revenue from lost programs or customer disengagements; technological developments; overall demand improvement in the semiconductor industry, and revenue growth and improved profitability in our semiconductor business; the timing and execution of our restructuring actions; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Note that this letter also refers to certain non-IFRS financial measures. The description of these measures can be found in the “Financial Highlights” table. Additional corresponding IFRS information and reconciliation to the non-IFRS measures are included in the Company’s Annual Report on Form 20-F and quarterly press releases which are available at www.celestica.com. FPO

Chief Executive Officer’s Letter to Shareholders 2013 GROWTH Building momentum for profitable

$152 Acquisitions $221 Capital Expenditures $332 Share Repurchases During the past three years, we have returned over $330 million to shareholders through share repurchases, while investing over $370 million back into the business through acquisitions and capital expenditures. Use of Cash: 2011-2013 ($US Millions) 2 We made substantial progress in deploying our strategy of diversifying our revenue and customer base and delivering innovative supply chain solutions for our customers. At the same time, we continued to make investments in design, development, process technology, IT, facilities and equipment to deliver new capabilities and continuous improvement in performance throughout our global network. Despite the challenging environment, Celestica delivered improvements in operating margin* and adjusted earnings per share* in each quarter throughout 2013, generated free cash flow* and continued to provide returns to our shareholders through share repurchases. As a result of our trusted relationships with our customers, our unique capabilities, and a track record of meeting our commitments in operational excellence, 2013 was a strong year for winning new business with current and new customers across all of our target end markets. 2013 was a year of transition for Celestica as we focused on building momentum to successfully position the company for profitable growth. DEAR SHAREHOLDER Craig Muhlhauser President and Chief Executive Officer

3 2013 Financial Highlights Revenue decreased 11% in 2013 to $5.8 billion, compared with $6.5 billion for 2012, primarily due to the disengagement with a major consumer customer during the second half of 2012. Excluding the impact of this customer, 2013 revenue grew modestly by 1%. While overall profitability for the year was impacted by revenue challenges, we took the necessary cost actions across the organization, and with our relentless focus on cost productivity and driving continuous improvement across the business, we improved our operating margin* throughout 2013, from 2.5% in the first quarter to 3.3% in the fourth quarter. Despite the lower revenue, net earnings (IFRS) for 2013 were relatively flat compared to 2012. Net earnings (IFRS) were $118.0 million, or $0.64 per share, compared with $117.7 million, or $0.56 per share, for 2012. Adjusted net earnings* declined to $154.5 million, or $0.83 per share, compared with $205.8 million, or $0.98 per share, for 2012, due to lower revenue. Operating margin* for 2013 was 3.0%, compared with 3.3% in 2012, and we achieved return on invested capital* (ROIC) of 17.9%, compared with 21.5% for 2012. Our 2013 ROIC* was impacted by lower revenue and, in part, by higher inventory resulting from the ramping of new programs, revenue mix and the increased volatility in customer forecasts. We remain focused on improving our inventory turns through collaboration with our customers and suppliers, and by leveraging software and analytics to improve customer demand forecast accuracy. Our balance sheet continued to be strong. We generated $98 million of free cash flow* in 2013 and ended the year with $544 million in cash, positioning us with the best net cash position among our major competitors. With the strength of our balance sheet and our confidence in continued free cash flow* generation, we initiated a normal course issuer bid in August 2013. During 2013, we repurchased, for cancellation, 4.1 million subordinate voting shares for approximately $44 million. We believe that share repurchases continue to be an efficient way to return value to our shareholders. During the past three years, we have returned over $330 million to shareholders through share repurchases while investing over $370 million back into the business. Going forward, we will continue to use a balanced approach in investing in the company’s future and returning capital to our shareholders. We are entering 2014 with a strong foundation. We are confident in our strategy and are encouraged by the number of opportunities we have developed across the business. Our focus on delivering higher value service offerings to market-leading companies through an innovative, high quality, flexible and responsive global network that includes over 20 locations and close to 27,000 talented employees provides the strong foundation to enable profitable growth for the future by delivering unique value to our customers, which will provide the ability to achieve higher returns for our shareholders. * Represents non-IFRS measures. See financial highlights table. All figures in $US unless stated otherwise. 2.9% Q1 Q2 Q3 Q4 2.5% Operating Margin* Momentum In 2013, we improved our operation margin* every quarter from 2.5% to 3.3%. 3.2% 3.3%

Our priority for the use of cash is to continue to invest in both organic growth and in strategic acquisitions that are necessary for future revenue growth, profitability and cash flow generation. Leveraging our strong balance sheet and high level of financial flexibility, we will continue to be responsible stewards of cash and use a methodical and careful approach in making strategic investments, including acquisitions, that will expand our capabilities and broaden our customer and end-market base. Market & Revenue Diversification In 2013, we continued to shift our service offerings to higher-value-add areas that require advanced engineering, test and manufacturing capabilities, as well as adherence to stringent quality, reliability and regulatory requirements. These areas are well aligned to Celestica’s experience, capabilities and track record of delivering the highest value, lowest risk solutions for our customers’ most complex challenges. We experienced revenue growth in three of our five end markets, namely, diversified, communications and storage, while we experienced declines in the relatively lower-margin server and consumer end markets. As we focus on higher margin and higher-value-add business, we de-emphasized certain areas of our consumer portfolio that include lower complexity products with little or no differentiation as perceived by the end user. Revenue from our diversified end market, which includes the aerospace and defense, industrial, healthcare, semiconductor equipment and smart energy areas, grew 11% year-over-year to $1.47 billion. Over the past three years, we have made substantial progress in our diversified end market with a compounded annual growth rate of 25%. To diversify our customer and end-market base, one of the more significant investments that we have made over the past three years has been in our semiconductor capital equipment business. We have invested approximately $185 million in this area through two acquisitions and the expansion of our existing facilities in Malaysia and California. These investments have enabled us to gain new capabilities in the areas of complex mechanical assembly and precision machining with new customers. As a result of the continuing investments and the time required to ramp these highly complex programs to volume, profitability in our semiconductor business in 2013 was below our targets. We continue to win new business in the semiconductor area and there are signs of improving demand. We believe that revenue growth, combined with our targeted operational initiatives, will lead to improved profitability in our semiconductor business in 2014 and beyond. We also continue to invest in other areas of our business, including joint design and manufacturing (JDM), information technology and analytics, supply chain services and process technologies, in order to support our customers’ growth and strengthen their competitive positions. REVENUE MIX BY END MARKET DIVERSIFIED END-MARKET REVENUE ($US BILLIONS) our diversified end market revenue has grown by a compounded annual growth rate of 25%over the past three years.

5 In the area of design and engineering development, we have invested over $50 million in our global capabilities and engineering talent over the past three years. Specifically, the investments in JDM are enabling new business wins within the storage, server and communications end markets. We believe our JDM offerings provide differentiated solutions for our customers that reduce their costs, protect their intellectual property and accelerate their time-to-market. Overall, 2013 was a solid year for Celestica in many respects as we positioned the company to deliver growth with improved operational and financial results. We continued to build on our track record of providing innovative solutions supported by the speed and flexibility of our operations network and our people. Looking to the Future Celestica’s strategy is focused on making our customers successful by developing and delivering innovative supply chain solutions that helps them anticipate and prepare for unexpected changes in their respective markets. We are targeting to achieve profitable growth by continuing to execute with the highest quality, speed and flexibility through a global network of highly committed and engaged employees working together with our partners within a collaborative and performance-based culture. Our priorities include: • Securing profitable revenue growth from existing and new customers by delivering supply chain solutions built on a foundation of quality, operational excellence, continuous improvement, flexibility and responsiveness • Expanding our revenue base in higher-value-add areas, including design, engineering, supply chain, and after-market services • Accelerating performance improvement in our semiconductor business to improve our overall profitability • Driving continuous improvements in quality, responsiveness and cost productivity and leveraging process technology, information technology and software, including analytics • Increasing our capabilities and strengthening our expertise in advanced technologies to make our customers successful 2014 marks our twentieth anniversary as a company, and as I reflect on this milestone, I want to thank our employees for their continued passion and commitment to driving value for our customers and shareholders. I would also like to express my gratitude to our customers, shareholders, suppliers and other business partners for their continued support and encouragement over the past twenty years. Looking to the future, I am excited by the momentum that we are building and am eager to capitalize on the opportunities in front of us to achieve our objectives of being the partner of choice for our customers and creating exceptional value for our shareholders. Craig Muhlhauser President and Chief Executive Officer Celestica

FINANCIAL HIGHLIGHTS*

(in millions of U.S. dollars, except per share amounts)	2013 (IFRS)*	2012 (IFRS)*
Operations		
Revenue	$ **5,796.1**	$ 6,507.2
IFRS/GAAP gross margin %	**6.7%**	6.7%
Non-IFRS/non-GAAP adjusted gross margin % [1][2]	**6.9%**	6.9%
IFRS/GAAP selling, general and administrative expenses (SG&A) %	**3.8%**	3.6%
Non-IFRS/non-GAAP adjusted SG&A % [1][2]	**3.5%**	3.3%
Non-IFRS/non-GAAP operating earnings (adjusted EBIAT) [1][3][12]	$ **173.3**	$ 214.6
Non-IFRS/non-GAAP operating margin (adjusted EBIAT %) [1][3]	**3.0%**	3.3%
Effective tax rate %	**9.7%**	-5.2%
IFRS/GAAP net earnings [12]	$ **118.0**	$ 117.7
IFRS/GAAP net earnings per share – diluted [12]	$ **0.64**	$ 0.56
Non-IFRS/non-GAAP adjusted net earnings [1][5][12]	$ **154.5**	$ 205.8
Non-IFRS/non-GAAP adjusted net earnings % [1][5][12]	**2.7%**	3.2%
Non-IFRS/non-GAAP adjusted net earnings per share – diluted [1][4][5][12]	$ **0.83**	$ 0.98
Balance sheet data		
Cash	$ **544.3**	$ 550.5
Borrowings under credit facilities	**–**	$ 55.0
Total current assets	$ **2,120.5**	$ 2,110.7
Total current liabilities	$ **1,109.2**	$ 1,198.9
Working capital, net of cash [6]	$ **392.7**	$ 340.1
Non-IFRS/non-GAAP free cash flow [1][7]	$ **98.1**	$ 211.4
Long-term debt [8]	**–**	–
Equity [12]	$ **1,402.0**	$ 1,322.7
Key ratios		
Days sales outstanding [1][6]	**42**	44
Inventory turns [1][9]	**7x**	7x
Cash cycle days [1][6]	**40**	37
Non-IFRS/non-GAAP ROIC [1][10][12]	**17.9%**	21.5%
Debt to capital [8]	**–**	–
Weighted average shares outstanding		
Basic (in millions)	**183.4**	208.6
Diluted (in millions) [4]	**185.4**	210.5
Total shares outstanding at December 31 (in millions)	**181.0**	182.8
Non-IFRS/non-GAAP operating earnings (adjusted EBIAT) calculation [1][3][12]		
IFRS/GAAP net earnings [12]	$ **118.0**	$ 117.7
Add: income tax expense (recovery)	**12.7**	(5.8)
Add: finance/interest costs	**2.9**	3.5
Add: stock-based compensation expense	**29.2**	35.6
Add: amortization of intangible assets (excluding computer software)	**6.5**	4.1
Add: restructuring and other charges	**4.0**	41.8
Add: impairment charges	**–**	17.7
Add: losses (gains) related to the repurchase of shares or debt	**–**	–
Non-IFRS/non-GAAP operating earnings (adjusted EBIAT) [1][3][12]	$ **173.3**	$ 214.6
Non-IFRS/non-GAAP adjusted net earnings calculation [1][5][12]		
IFRS/GAAP net earnings [12]	$ **118.0**	$ 117.7
Add: stock-based compensation expense	**29.2**	35.6
Add: amortization of intangible assets (excluding computer software)	**6.5**	4.1
Add: restructuring and other charges	**4.0**	41.8
Add: impairment charges	**–**	17.7
Add: losses (gains) related to the repurchase of shares or debt	**–**	–
Tax adjustment [11]	**(3.2)**	(11.1)
Non-IFRS/non-GAAP adjusted net earnings [1][5][12]	$ **154.5**	$ 205.8

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2011 (IFRS)*	2010 (IFRS)*	2009 (GAAP)*
$ 7,213.0	$ 6,526.1	$ 6,092.2
6.8%	6.8%	7.1%
7.0%	7.1%	7.4%
3.5%	3.9%	4.0%
3.1%	3.5%	3.7%
$ 258.3	$ 224.0	$ 211.1
3.6%	3.4%	3.5%
1.9%	15.2%	8.9%
$ 192.3	$ 101.2	$ 55.0
$ 0.88	$ 0.44	$ 0.24
$ 239.1	$ 197.7	$ 158.5
3.3%	3.0%	2.6%
$ 1.10	$ 0.86	$ 0.69
$ 658.9	$ 632.8	$ 937.7
–	–	–
$ 2,462.6	$ 2,561.7	$ 2,542.8
$ 1,346.6	$ 1,552.6	$ 1,519.8
$ 383.9	$ 293.6	$ 245.2
$ 144.1	$ 106.0	$ 223.7
–	–	$ 222.8
$ 1,470.5	$ 1,290.5	$ 1,475.8
42	46	51
7x	8x	8x
34	32	37
27.2%	27.2%	22.0%
–	–	13.1%
216.3	227.8	229.5
218.3	230.1	230.9
216.5	214.2	229.5
$ 192.3	$ 101.2	$ 55.0
3.7	18.2	5.4
5.4	6.9	35.0
44.2	41.9	38.9
6.2	5.9	8.8
6.5	32.0	58.5
–	9.1	12.3
–	8.8	(2.8)
$ 258.3	$ 224.0	$ 211.1
$ 192.3	$ 101.2	$ 55.0
44.2	41.9	38.9
6.2	5.9	8.8
6.5	32.0	58.5
–	9.1	12.3
–	8.8	(2.8)
(10.1)	(1.2)	(12.2)
$ 239.1	$ 197.7	$ 158.5

1. Management uses non-IFRS/non-GAAP measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors' understanding of the core operating results of Celestica's business; and to set management incentive targets. We believe investors use both IFRS/GAAP and non-IFRS/non-GAAP measures to assess management's past, current and future decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact core operations. Our non-IFRS/non-GAAP measures include adjusted gross profit and adjusted gross margin percentage, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings as a percentage of revenue), adjusted net earnings and adjusted net earnings per share, free cash flow, days sales outstanding, inventory turns, cash cycle days and return on invested capital (ROIC). Non-IFRS/non-GAAP measures do not have any standardized meaning prescribed by IFRS or GAAP and are not necessarily comparable to similar measures presented by other companies. Non-IFRS/non-GAAP measures are not measures of performance under IFRS or GAAP and should not be considered in isolation or as a substitute for any standardized measure under IFRS, Canadian or U.S. GAAP. The most significant limitation to management's use of non-IFRS/non-GAAP financial measures is that the charges and expenses excluded from non-IFRS/non-GAAP measures are nonetheless charges that are recognized under IFRS/GAAP and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS/GAAP results to show a complete picture of our performance, and reconciling non-IFRS/non-GAAP results back to IFRS/GAAP where a comparable IFRS/GAAP measure exists.
2. Non-IFRS/non-GAAP adjusted gross margin percentage is calculated by dividing adjusted gross profit by revenue. Adjusted gross profit is calculated by excluding stock-based compensation from IFRS/GAAP gross profit. Non-IFRS/non-GAAP adjusted SG&A percentage is calculated by dividing adjusted SG&A by revenue. Adjusted SG&A is calculated by excluding stock-based compensation from IFRS/GAAP SG&A.
3. Non-IFRS/non-GAAP operating earnings or adjusted EBIAT is defined as earnings before finance/interest costs, amortization of intangible assets (excluding computer software) and income taxes. Adjusted EBIAT also excludes stock-based compensation, restructuring and other charges (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill) and gains or losses related to the repurchase of shares or debt. We have provided a reconciliation of adjusted EBIAT to IFRS/GAAP net earnings.
4. For purposes of calculating diluted non-IFRS/non-GAAP adjusted net earnings per share for 2009, 2010, 2011, 2012 and 2013 the weighted average number of shares outstanding, in millions, was 230.9, 230.1, 218.3, 210.5 and 185.4 respectively.
5. Non-IFRS/non-GAAP adjusted net earnings is defined as earnings before stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill), gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries. We have provided a reconciliation of adjusted net earnings to IFRS/GAAP net earnings.
6. Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable, including accrued and other current liabilities and provisions.
7. Management uses non-IFRS/non-GAAP free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from operating activities after the purchase of capital equipment and property (net of proceeds from the sale of certain surplus equipment and property) and finance costs paid.
8. Debt to capital ratio is calculated as debt divided by capital. Debt consists solely of long-term debt. Capital includes equity and long-term debt.
9. Days sales outstanding is calculated as average accounts receivable divided by average daily revenue. Inventory turns is calculated as average cost of sales for the year divided by average inventory. We use a five-point average to calculate average accounts receivable and inventory for the year. Cash cycle days is calculated as the sum of days in accounts receivable and inventory minus days in accounts payable.
10. Management uses non-IFRS/non-GAAP ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our non-IFRS/non-GAAP ROIC measure includes operating margin, working capital management and asset utilization. Non-IFRS/non-GAAP ROIC is calculated as non-IFRS/non-GAAP adjusted EBIAT divided by non-IFRS/non-GAAP average net invested capital. Non-IFRS/non-GAAP net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a five-point average to calculate average net invested capital for the year. There is no comparable measure under IFRS or GAAP.
11. The adjustment to IFRS/GAAP taxes represent the tax effects on the non-IFRS/non-GAAP adjustments and significant deferred tax write-offs or recoveries that do not impact our core operating performance.
12. In 2013, we adopted the amendment issued by the International Accounting Standards Board to IAS 19, related to employee benefits which requires a retroactive restatement of prior periods. See additional details in note 2(x) to the consolidated financial statements.

* The financial highlights table includes data prepared in accordance with International Financial Reporting Standards (IFRS), prior Canadian generally accepted accounting principles (GAAP) and non-IFRS and non-GAAP measures. Effective January 1, 2011, we report our financial results in accordance with IFRS as required for public companies in Canada. We have restated our 2010 comparative financial results to apply IFRS; we are not required to retroactively apply IFRS to periods prior to 2010. The operating results and financial information for 2013, 2012, 2011 and 2010 reflect data prepared using IFRS. The operating results and financial information for 2009 reflect data prepared using GAAP.

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